UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

COPsync, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-53705	98-0513637
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

2010 FM 2673 Canyon Lake, Texas 78133
(Address of principal executive offices) Barry W. Wilson, (972)-865-691 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

COPsync, Inc., (the “Company”) sells the COPsync service, which is a real-time, in-car information sharing, communication and data interoperability network for law enforcement agencies.  The COPsync service enables patrol officers to collect, report and share critical data in real-time at the point of incident and obtain instant access to various local, state and federal law enforcement databases.

In addition to the Company’s core COPsync information sharing, data interoperability and communication network service, the Company sells complementary service/product offerings, one of which is VidTac, an in-vehicle, software driven, video camera system for law enforcement.  The Company uses a single contract manufacturer to manufacture the product and supporting components, and conflict minerals, as defined by paragraph (d)(3) of this item, are contained in the VidTac product, and are either necessary to its functionality or necessary to the product’s production.

The Company has made a country of origin inquiry of its contract manufacturer to determine whether the necessary conflict minerals contained in the VidTac product originated from the Democratic Republic of Congo or an adjoining country.  We understand that the total number of components contained in the VidTac product are slightly over 200 items, and are sourced from slightly over 20 suppliers from around the world.   The Company received information from its contract manufacturer that not quite half of the suppliers have responded and based upon their information sources, that they do not intentionally or knowingly originate conflict minerals from the Democratic Republic of Congo or an adjoining country for the Company’s VidTac product produced by that contract manufacturer.  The Company is still awaiting a determination from the rest of the suppliers contacted as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 2, 2014	By:	/s/ Barry W. Wilson
Barry W. Wilson Chief Financial Officer